                                                                    Exhibit 99.4

THIS APPLICATION FORM, WHICH IS PERSONAL TO THE SHAREHOLDER(S) TO WHOM IT IS ADDRESSED AND MAY NOT BE ASSIGNED, TRANSFERRED OR SPLIT OTHERWISE THAN TO SATISFY BONA FIDE MARKET CLAIMS, IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services Act 1986. Information relating to Bright Station plc and full details of the Open Offer to which this Application Form relates are contained in the Circular (comprising a prospectus) to shareholders of Bright Station plc dated 13 June 2001 (the "Prospectus") accompanying this Application Form. You are strongly advised not to complete and lodge this Application Form until you have read the Prospectus. Unless the context otherwise requires, expressions defined in the Prospectus bear the same meaning in this Application Form.

-----------------------------------------------------------------------------    ---------------------------------------------------
                Box 1                                                                                   Box 2a
Name and address of Registered Holder
--------------------------------------                                           ---------------------------------------------------
                                                                                          PAYMENT, REGISTRATION AND ENQUIRIES
                                                                                 ---------------------------------------------------
                                                                                  Deliver by post or by hand (during normal business
                                                                                  hours) and address all enquiries to Computershare
                                                                                  Investor Services PLC, PO Box 859, The Pavilions,
                                                                                  Bridgwater Road Bristol BS99 1XZ (Telephone: 0870
                                                                                                                                ----
                                                                                  702 0100) or by hand only (during normal business
                                                                                  --------
                                                                                  hours) to

                                                                                  Computershare Investor Services PLC
                                                                                  7th Floor, Jupiter House
                                                                                  Triton Court
                                                                                  14 Finsbury Square
                                                                                  London EC2A IBR
------------------------------------------------------------------------------
                                                                                  LATEST TIME AND DATE FOR ACCEPTANCE AND PAYMENT
                                                                                  IN FULL
                                                                                  3.00 p.m. on 5 July 2001
                                                                                 ---------------------------------------------------

                                                                                 ---------------------------------------------------
                                                                                                      Box 2b
                                                                                 ---------------------------------------------------
------------------------------------------------------------------------------
                Box 3                   Box 4                Box 5                            SPLITTING INSTRUCTIONS
        Registered holding of   Pro rata entitlement  Total amount payable       ---------------------------------------------------
       Ordinary Shares at the   to Open Offer Shares  (at 5(pence) per Open       For splitting, deliver by post or by hand (during
        close of business on                           Offer Share) if you        normal business hours) and address all enquires
            7 June 2001                                apply for the              to Computershare Investor Services PLC, 7th Floor,
                                                       entitlement as set         Jupiter House, Triton Court, 14 Finsbury Square,
                                                       out in Box 4               London EC2A 1BR Telephone 020 7448 8645.
                                                                                                            -------------
------------------------------------------------------------------------------
                                                                                  LATEST TIME AND DATE FOR SPLITTING TO SATISFY
                                                                                  BONA FIDE MARKET CLAIMS
                                                                                  3.00 p.m. on 3 July 2001
                                                      (Pounds)                    -----------------------------------------------
------------------------------------------------------------------------------
                                                                                  Definitive Share Certificates in respect of Open
                                                                                  Offer Shares are expected to be posted by 12 July
                                                                                  2001.
                                                                                 ---------------------------------------------------

                                                                                 ---------------------------------------------------
                                                                                           TO BE COMPLETED BY THE APPLICANT(S)
                                                                                 ---------------------------------------------------
                                                                                            Box 6                    Box 7
                                                                                     Total number of Open      Amount enclosed (at
          * Application may be made for any number of Open Offer Shares             Offer Shares for which     5(pence) per Open
            including a number in excess of the entitlement set out in               application is made*         Offer Share)
            Box 4. Any application which exceeds the number set out in
            Box 4 may, if the aggregate number of excess applications
            exceeds the total number of Open Offer Shares, be scaled back.
                                                                                 ---------------------------------------------------
                                                                                                             (Pounds)
                                                                                 ---------------------------------------------------

                              BRIGHT STATION PLC
(Incorporated in England under the Companies Act 1985, Registered No. 1890236)

                               APPLICATION FORM
                     OPEN OFFER TO QUALIFYING SHAREHOLDERS
                                   of up to
138,661,969 New Ordinary Shares at 5(pence) per share payable in full on application not later than 3.00 p.m. on 5 July 2001

This Application Form represents an invitation to subscribe for Open Offer Shares pursuant to the Open Offer. It is not a document of title and cannot be traded. This Application Form must be used if you wish to apply for Open Offer Shares under the Open Offer. The attention of Shareholders receiving this Application Form in any territory other than in the UK is drawn to the declaration and the restriction on application by such Shareholders set out in the Prospectus and this Application Form. Instructions for completion of this Application Form are set out on the following pages.

If you have sold or otherwise transferred all of your Ordinary Shares prior to the date upon which the existing Ordinary Shares were marked "ex" the entitlement to the Open Offer by the London Stock Exchange, you should complete Box 9 and send this Application Form, together with the Prospectus and the accompanying Form of Proxy, to the purchaser or transferee or to the stockbroker, solicitor, accountant, bank or other agent through whom the sale or transfer was effected as soon as possible for transmission to the purchaser or transferee, who should complete Box 8. If you have sold or transferred part of your holding, please read the instructions set out under the heading "Instructions for Transfer, Splitting and Consolidation".

A copy of the Prospectus has been delivered to the Registrar of Companies in England and Wales for registration in accordance with s.149 of the Financial Services Act 1986, and copies can be obtained from Computershare Investor Services PLC at PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ. The Open Offer expires at 3.00 p.m. on 5 July 2001.

Application has been made for the New Ordinary Shares to be admitted to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities. It is expected that admission to the Official List and dealings on the London Stock Exchange's market for listed securities will become effective on 9 July 2001.

------------------------------------------------------------------------------------------    --------------------------------------
                                      Box 8                                                                 CONSOLIDATION
                   NOT FOR USE BY THE PERSON(S) NAMED IN BOX 1                                              LISTING FORM
                   -------------------------------------------                                --------------------------------------
                                                                                                    Serial          Number of Open
If a Shareholder has sold or transferred all or any of his Ordinary Shares, this Box               Number           Offer Shares
should be completed by the purchaser(s) or transferee(s) of the Ordinary Shares and           --------------------------------------
constitutes an application on the terms set out herein and in the Prospectus. All joint       ______________________________________
holders must sign.                                                                            ______________________________________
                                                                                              ______________________________________
I/We declare that this application is made by me/us as the result of a bona fide market       ______________________________________
claim and I/we (a) apply for the of number Open Offer Shares stated in Box 6 on the terms     ______________________________________
and conditions set out herein and in the Prospectus and subject to the Company's Articles     ______________________________________
of Association and (b) authorise the Company to place my/our name(s) on the register in       ______________________________________
respect of such Open Offer Shares.                                                            ______________________________________
                                                                                              ______________________________________
1. Name _______________________________________________________________________________       ______________________________________
                                                                                              ______________________________________
   Address ____________________________________________________________________________       ______________________________________
                                                                                              ______________________________________
   _________________________________________________________ Post Code_________________       ______________________________________
                                                                                              ______________________________________
   Signature________________________________________________ Date _____________________       ______________________________________
                                                                                              ______________________________________
2. Name _______________________________________________________________________________       ______________________________________

   Address ____________________________________________________________________________       -------------------------------------
                                                                                                 Total number       Total number
   _________________________________________________________ Post Code_________________         of Application         of Open
                                                                                                     Forms          Offer Shares
   Signature________________________________________________ Date _____________________       -------------------------------------

3. Name _______________________________________________________________________________       -------------------------------------
                                                                                                          Serial Number of
   Address ____________________________________________________________________________                    Principal Form
                                                                                              -------------------------------------
   _________________________________________________________ Post Code_________________
                                                                                              -------------------------------------
   Signature________________________________________________ Date _____________________                       Box 11
                                                                                               Only complete this box if you are
4. Name _______________________________________________________________________________        a CREST Shareholder applying via a
                                                                                               bona fide market claim and you wish
   Address ____________________________________________________________________________        any Open Offer Shares for which
                                                                                               your application is accepted to be
   _________________________________________________________ Post Code_________________        credited to your CREST Stock Account.

   Signature________________________________________________ Date _____________________        CREST Participant ID________________
                                                                                               CREST Member Account ID ____________
------------------------------------------------------------------------------------------   ---------------------------------------

------------------------------------------------------------------          --------------------------------------------------------
                               Box 9                                                                 Box 10

I/We hereby declare that I/we have sold all or part of the holding          Name and address of person or agent lodging this
of Ordinary Shares shown in Box 3.                                          Application Form (if other than the person named in Box
                                                                            1 or Box 8) and/or to whom the definitive Open Offer
                                                                            Share certificate/return cheque (if any) should be sent

Signature (1) ____________________________________________________

Signature (2) ____________________________________________________          ________________________________________________________

Signature (3) ____________________________________________________          ________________________________________________________

Signature (4) ____________________________________________________          ________________________________________________________

Date _____________________________________________________________          ________________________________________________________

------------------------------------------------------------------          --------------------------------------------------------

------------------------------------------------------------------          --------------------------------------------------------
                               Box 12                                                                Box 13

               Stamp of selling broker or other agent                                  Stamp of buying broker or other agent





------------------------------------------------------------------          --------------------------------------------------------

                              APPLICATION LETTER

To: The Directors, Bright Station plc

I/We, being the registered holder(s) at the close of business on 7 June 2001 of the number of Ordinary Shares set out in Box 3 (or the beneficial owners of any of those shares by virtue of a bona fide market claim), hereby offer to subscribe for the number of Open Offer Shares inserted in Box 6 and agree to accept the same on the terms and subject to the conditions set out in the Prospectus and on this Application Form and subject to the Articles of Association of the Company.

If no number is inserted in Box 6 (or if a number is inserted in Box 6 which is inconsistent with the amount of the remittance made in respect of this Application Form and shown in Box 7), I/we agree that I/we shall be deemed to have applied for such number of Open Offer Shares at the Issue Price as is covered by the remittance made in respect of this Application Form.

I/We enclose a cheque, building society cheque or banker's draft payable to "The Royal Bank of Scotland plc - a/c Bright Station plc" (or otherwise as the Company may agree) and crossed "A/C Payee only" for the sum inserted in Box 7 above, being the amount payable in full on application for such Open Offer Shares. IMPORTANT: Please read the notes regarding payment for Open Offer Shares at the bottom of this page before completing this application.

I/We agree that on request by Computershare Investor Services PLC (the "Receiving Agent") or the Company, I/we will disclose promptly in writing to them satisfactory evidence of my/our identity so as to comply with the Money Laundering Regulations 1993 and I/we acknowledge that any failure to provide necessary evidence of identity may result in my/our application being rejected or in delays in accepting the application.

In consideration of your agreement to deal with this application to subscribe for the Open Offer Shares stated in Box 6 (or the number deemed to be applied for) and subject to the terms and conditions of the Open Offer set out in the Prospectus and this Application Form, I/we undertake that this application shall be irrevocable and agree that this letter shall constitute a contract between me/us and the Company, which shall become binding upon receipt by the Receiving Agent of this Application Form and the accompanying payment. I/We acknowledge that the Company reserves the right to treat any application not strictly complying with the terms and conditions of application as nevertheless valid.

I/We request and authorise the Company or its agents in respect of the Open Offer Shares for which this Application Form is accepted to send to me/us a definitive share certificate by post at my/our risk to the address given in Box 1 or to the address of the first named person in Box 8 if my/our application is by virtue of a bona fide market claim or, if Box 10 has been completed, to the person named and at the address specified therein and to procure my/our name(s) to be placed on the register of members of the Company as holder(s) of the said shares unless I/we am/are a Qualifying Shareholder(s) whose existing holding of Ordinary Shares in the Company is held in uncertificated form on the Record Date or I/we am/are applying via a bona fide market claim and I/we have indicated that I/we wish to have my/our Open Offer Shares delivered through CREST by completing Box 11 in which case I/we acknowledge that if the Open Offer Shares for which this application is made are credited to the CREST Stock Account having the CREST Member Account ID held at the Record Date or as shown in Box 11 then I/we will not be sent a share certificate, confirmation of the credit to the CREST Stock Account or any other written communication from the Company in respect of the issue of the Open Offer Shares. I/We acknowledge that notwithstanding the above, the Company reserves the right to allot and/or issue any Open Offer Shares in certificated form. Pending despatch of definitive certificates, transfers of Open Offer Shares will be certified against the register of members of the Company.

I/We represent and warrant that the completion of this Application Form constitutes a warranty that any cheque, building society cheque or banker's draft will be honoured on first presentation and that this shall constitute a fundamental term in the Open Offer and, without prejudice to the Company's right to require payment, that this application may be deemed invalid if such cheque, building society cheque or banker's draft is not so honoured.

I/We understand that if the Placing and Open Offer does not become unconditional before 8.30 a.m. on 31 August 2001 the Open Offer will lapse and I/we authorise you or your agent to return such application monies or any excess application monies without interest to me/us as soon as practicable thereafter (subject to compliance with any requirements of the Money Laundering Regulations 1993) at my/our risk either to the address in Box 1 or to the address of the first named person in Box 8 if my/our application is by virtue of a bona fide market claim or, if Box 10 has been completed, to the person named and at the address specified therein.

I/we confirm and agree that in making the application, neither I/we nor any person on whose behalf I/we are applying is/are relying on any information or representation in relation to the Company or its subsidiaries other than such as may be contained in the Prospectus and I/we accordingly agree that neither PricewaterhouseCoopers Corporate Finance, Hoare Govett nor any person responsible solely or jointly for the Prospectus, or any part of it, shall have any liability for such information or representation.

I/We represent and warrant that I/we am/are not:

(i) a US person or resident in the United States, Australia, the Republic of Ireland, Canada, France or Japan, or executing this Application Form in or despatching it from the United States, Australia, the Republic of Ireland, Canada, France or Japan except where proof satisfactory to the Company has been provided to the Company that I/we am/are exempt from, or such execution or despatch would be pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the United States Securities Act of 1933, as amended, or the relevant Australian, Irish, Canadian, French or Japanese legislation; nor

(ii) person(s) otherwise prevented by legal or regulatory restriction from applying for the Open Offer Shares under the Open Offer; nor

(iii) acting on behalf of such person(s) on a non-discretionary basis and will not hold or acquire any Open Offer Shares for the account of any such person or with a view to the offer, sale, re-sale, transfer, delivery or distribution of the Open Offer Shares which are the subject of this Application Form directly or indirectly to or for the benefit of any such person.

I/We represent and warrant that I/we have not received from or sent copies of this Application Form and/or the Prospectus into the United States and I/we have not otherwise utilised in connection with the Open Offer, directly or indirectly, the mails or any means of instrumentality (including, without limitation, facsimile transmission, telex and telephone) or inter-state or foreign commerce of, or any facilities of national securities exchange of, the United States, and this Application Form has not been mailed or otherwise sent in, or into, the United States.

I/We confirm (in the case of overseas shareholders or transferees only) that I/we have observed any applicable formalities and paid any applicable taxes.

I/We represent and warrant that I/we am/are not, and nor am/are I/we applying as nominee or agent for, a person who is or may be liable to notify and account for tax under the Stamp Duty Reserve Tax Regulations 1986 at any of the increased rates referred to in section 93 (Depository Receipts) or section 96 (Clearance Services) of the Finance Act 1986.

NOTES: PLEASE READ CAREFULLY BEFORE SIGNING THIS LETTER

If payment is made by way of a cheque, building society cheque or banker's draft which is drawn by someone other than the applicant(s), or the value of such cheque or banker's draft is (Pounds)8,500, or more, the verification of identity requirements of the Money Laundering Regulations 1993 may apply and verification of the identity of the applicant(s) may be sought for this purpose.

If payment for the Open Offer Shares being applied for is being made using a cheque drawn by a third party (for example, a banker's draft), you should:

(a) write the name, address and date of birth of the person named on this Application Form (or one of such persons) on the back of the cheque;

(b) if a banker's draft or building society cheque is used, ask the bank or building society to endorse the full name and account number of the person whose account is being debited by the banker's draft or building society cheque on the reverse of the draft or cheque and stamp such endorsement; and

(c) if you are making the application as agent for one or more person, indicate on this Application Form whether you are a UK or EU regulated person or institution (eg a bank or broker) and specify your status; if you are not a UK or EU regulated person or institution, you should contact Computershare Investor Services PLC.

The Receiving Agent or the Company may, at their absolute discretion, require verification of identity from any person lodging this Application Form including any applicant who (i) tenders payment drawn on an account in the name of a person or persons other than the applicant or (ii) if it appears that an applicant is acting on behalf of some other person. In the latter case, verification of the identity of any person on whose behalf the applicant appears to be acting may be required. Pending the provision of satisfactory evidence as to identity, an Application Form may be retained. If, within a specified period of time following a request for verification of identity, the Receiving Agent has not received satisfactory evidence, the Company may, at its absolute discretion, reject the application in which event the monies payable on application will be returned without interest to the account at the drawee bank from which such monies were originally submitted. Further details relating to compliance with the Money Laundering Regulations 1993 are set out in the Prospectus.

If you cannot give any of the warranties that apply to the application made by you, your application will not be valid.

                                        --------------------------------------------------------------------------------------------
Sign here ONLY if you are the             First or Sole Holder
person(s) named in Box 1;                 (1) Usual signature ____________________________________________________________________
otherwise see Box 8.                      Joint Holder(s) (if any)
All joint holders must sign.              (2) Usual signature ____________________________________________________________________
                                          (3) Usual signature ____________________________________________________________________
                                          (4) Usual signature ____________________________________________________________________
                                          Date ___________________________________________________________________________________
                                        --------------------------------------------------------------------------------------------

  INSTRUCTIONS REGARDING COMPLETION, TRANSFER, SPLITTING AND CONSOLIDATION OF THIS APPLICATION FORM TO SATISFY BONA FIDE MARKET CLAIMS ARE SET OUT ON THE
                                FOLLOWING PAGE.

                   INSTRUCTIONS FOR COMPLETION OF THIS FORM

1. This Application Form should be completed by signing on the previous page, or Box 8, as applicable, and lodged by post (in the reply-paid envelope provided) or by hand with Computershare Investor Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ or by hand (during normal business hours) to Computershare Investor Services PLC, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR, together with a cheque, building society cheque or banker's draft for the amount payable in respect of the number of Open Offer Shares applied for so as to arrive not later than 3.00 p.m. on 5 July 2001. If you post your Application Form by first class post, you are recommended to allow at least four working days for delivery. No receipt will be given for this Application Form.

2. Your pro rata entitlement is shown in Box 4. You may apply for less than your maximum entitlement should you wish.

3. Cheques and banker's drafts should be made payable to "The Royal Bank of Scotland plc - a/c Bright Station plc" (or otherwise as the Company may agree) and crossed "A/C Payee only" and must bear the appropropriate sorting code number in the top right corner. Cheques or banker's drafts should be drawn in sterling on a bank or building society or a branch thereof in the UK, the Channel Islands or the Isle of Man which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited, or which has arranged for its cheques or banker's drafts to be cleared through the clearing facilities provided for members of any of those companies.

4. A corporation must execute under its common seal, which should be affixed in accordance with its articles of association or other regulations. Alternatively, a company to which section 36A of the Companies Act 1985 applies, may execute this form by a director and the company secretary or by two directors of the company, signing the form and stating under each signature the office which he holds.

5. If this Application Form is signed under a power of attorney, such power of attorney or duly certified copy thereof must accompany this Application Form.

6. All documents or remittances sent by or to an applicant, or as he may direct, will be sent through the post at his risk.

This Application Form may not be assigned, transferred, split or consolidated (except to satisfy bona fide market claims). Instructions for transfer, splitting and consolidation to satisfy bona fide market claims are set out below.

The attention of overseas Shareholders is drawn to the restrictions on application set out in the Prospectus. No person receiving a copy of the Prospectus and/or this Application Form in any territory other than the UK may treat the same as constituting an invitation or offer to him, nor should he in any event use such Application Form, unless in the relevant territory such an invitation or offer could lawfully be made to him and such Application Form could lawfully be used without contravention of any registration or other legal or regulatory requirements. It is the responsibility of any person receiving a copy of the Prospectus and/or this Application Form outside the UK and wishing to make an application for any Open Offer Shares to satisfy himself as to the full observance of the laws of the relevant territory, including obtaining all necessary governmental or other consents which may be required, and of all other formalities needing to be observed and of payment of any issue, transfer or other taxes due in any such territory. Submission of this Application Form will constitute a warranty that the applicant has complied with these requirements.

It is expected that definitive certificates in respect of Open Offer Shares to be held in certificated form will be despatched no later than 12 July 2001 to the registered address of the first named shareholder shown in Box 1 or, where Box 8 has been completed, to the address of the first named person shown therein or, if Box 10 is completed, to the agent named therein. Until certificates are despatched transfers of Open Offer Shares will be certified against the Register at the risk of the transferor. Where the Record Date shareholding was held in CREST or Box 11 has been completed in respect of a bona fide market claim, it is expected that Open Offer Shares to be held in uncertificated form will be credited to the relevant CREST Stock Account on 10 July 2001.

            INSTRUCTIONS FOR TRANSFER, SPLITTING AND CONSOLIDATION

1. This Application Form may not be transferred or split except to satisfy a bona fide market claim. If you have sold or transferred part or all of your holding of existing Ordinary Shares shown in Box 3, you should complete the declaration in Box 9 and pass this form to the agent who has effected the sale or transfer on your behalf. Corporations should affix their common seal or execute in such other form as will constitute valid execution of a deed. The agent will then arrange for Split Application Forms to be obtained.

2. Split Application Forms may be obtained on surrender (by hand or by post) of this form to Computershare Investor Services PLC, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR, with Box 9 duly completed, accompanied by a letter stating the number of Split Application Forms required, and the total number of Open Offer Shares to be shown on each Split Application Form, the aggregate of which must equal the number shown in Box 4. Box 9 on each Split Application Form will be marked "declaration of sale duly made". The latest time for splitting is shown in Box 2b.

3. The right to apply for Open Offer Shares represented by several Application Forms may be claimed by the person(s) to whom existing Ordinary Shares have been sold or transferred. If Box 8 is completed on one Application Form (the "Principal Application Form"), all the Application Forms may be lodged in one batch, together with a remittance for the total number of Open Offer Shares applied for. Details of each Application Form in the batch (including the Principal Application Form) should be listed in ascending serial number order in the Consolidation Listing Form opposite Box 8 on the Principal Application Form and the serial number of the Principal Application Form should be entered in the space provided on each of the other Application Forms

4. If Box 8 and 9 are completed, Box 12 must be completed by the selling broker or other agent and Box 13 must be completed by the buying broker or other agent.